                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006
                        Commission File Number: ________

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

         7 MARTIN GEHL STREET, KIRYAT ARYEH, PETACH TIKVA 49512, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1.   Notice of the 2006 Annual General Meeting of Shareholders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TTI Team Telecom International Ltd.

Date: November 29, 2006                      By: /s/ Israel (Eli) Ofer
                                             -------------------------
                                             Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT              DESCRIPTION
NUMBER               OF EXHIBIT
------               ----------

1                    Notice of the 2006 Annual General Meeting of Shareholders